Filed pursuant to Rule 433

Dated August 22, 2012

Registration Statement No. 333-182527

Filed pursuant to Rule 433

Dated August 22, 2012

Registration Statement No. 333-182527

GE Capital Invest Direct

GE Interest Plus
P.O. Box 534021
Pittsburgh, PA 15253-4021
(800) 433-4480
www.GECapitalInvestDirect.com

August 13, 2012

GE Interest Plus has moved to a new agent bank. It is imperative that you review the information contained in this mailing.

Dear GE Interest Plus Investor:

Your investment account information has been transferred to our new agent bank, BNY Mellon. In addition, your investment account number has been modified, new bank routing numbers are in effect, and our mailing addresses have changed. If you are enrolled in the check writing service, a new checkbook is in the process of being issued to you and you must begin to use the new checkbook once you receive it. Details on these changes are summarized in the enclosed brochure and on the reverse side of this letter. Enclosed also find an updated prospectus and supplements. Please be sure to review the pricing supplement, and the fee updates on the reverse side of this letter for information on changes to fees charged for outgoing wires, special processing requests and checkbook reorders.

Important information about outside payees you've authorized to make investments or redemptions from your GE Interest Plus investment.

If you have authorized outside payees to make investments or redeem investments from your GE Interest Plus investment account, you must now contact these payees to update instructions with your new investment account number (modified to include 9350 in front of your previous 10-digit account number) and our new bank routing number (ABA # 043302493).

Such transactions may include investments you have scheduled (e.g. Social Security payments, investment of dividends, interest or capital gains, pension or payroll payments from an employer) or payments you have authorized (mortgage, car or credit card payments).

To allow you time to receive your new checkbook and update instructions, we will maintain our current relationship with our current agent bank, The Huntington National Bank, until October 4, 2012. This will allow us to continue processing previously issued checks and investments and redemptions coming from outside payees until that date. After that date, these items will be returned.

For GE Employees and GE Retirees: GE Payroll will implement the new bank routing number and investment account number change. You will NOT need to update your GE payroll record.

Important information about money you wire to your investment account.

If you wire funds to your GE Interest Plus investment, there will NOT be a process in place to reroute the wire. Therefore, any funds you wire to your GE Interest Plus investment must now include our new bank routing number for wire transactions and your modified account number or the wire will be returned.

The GE Interest Plus product name is the same but our logo has changed.

As you can see from our letterhead, the "GE Capital Invest Direct" logo now appears where the GE Interest Plus logo used to appear. You'll also see this change when you go to our website or receive your first statement issued by BNY Mellon. Reflecting this change is our new website address **www.GECapitalInvestDirect.com**. If you enter in our previous web address, **www.geinterestplus.com**, you will be automatically redirected to our new site. Once at the new site, you can continue to login to eService with your current username and password. After you login, you'll notice a change to our design and navigation and enhanced functionality. More information about these changes is contained in the enclosed brochure and on the new eService website.

(Over Please)

If you need assistance, you may call us on business days from 8:00 a.m. to 7:00 p.m., Eastern Time, at (800) 433-4480. Please note, however, that there will likely be long wait times due to the move. We appreciate your patience.

Thank you for your continued investment in GE Interest Plus.

Sincerely,
GE Interest Plus

Here's a summary of some of the changes recently made:

Your GE Interest Plus investment account number has changed.

Your investment account number was expanded from 10 to 14 digits. For personal investments (individuals, joint tenants, custodial and personal trusts) the number 9350 now appears at the front of your previous 10-digit investment account number. **Here are examples of how investment account numbers have changed:**

If your investment account number was:	Your NEW investment account number is now:
924-XXXXXXX	9350-924-XXXXXXX
912-XXXXXXX	9350-912-XXXXXXX
901-XXXXXXX	9350-901-XXXXXXX

Our bank routing and transit numbers have changed. There are now separate routing numbers for wires and ACH transactions.

Bank Routing Number for ACH transfers:	**ABA # 043302493**
Wire instructions for Federal Reserve bank wires:	**GE Interest Plus, BNY Mellon, Pittsburgh, PA** **ABA # 043000261** **Your new 14 digit GE Interest Plus Investment Account #**

If you wire funds to your GE Interest Plus investment, there will ***NOT*** *be a process in place to reroute the wire. Therefore, any funds you wire to your GE Interest Plus investment on or after August 13, 2012 must include our new bank routing number for wire transactions and your new investment account number or the wire will be returned.*

Our mailing addresses have changed.

Mail additional investments to us at:	GE Capital Invest Direct GE Interest Plus P.O. Box 534020 Pittsburgh, PA 15253-4020
Mail letters and forms to us at:	GE Capital Invest Direct GE Interest Plus P.O. Box 534021 Pittsburgh, PA 15253-4021
Send overnight mail for either of the above purposes to:	GE Capital Invest Direct GE Interest Plus Room 154-0510 500 Ross Street Pittsburgh, PA 15262

New personal identification number (PIN) required for automated telephone service.

When you call us at (800) 433-4480, you will access our new automated telephone line and must establish a new Personal Identification Number (PIN) to login. Once you do, please listen carefully as the menus have changed.

Revised fees for wires, checkbook reorders and special processing.

1099 Copy	$10.00
Check Copy	$5.00
Cash Rejection Processing Fee	$10.00
Checkbook Reorder Fee	$10.00
Checkbook Order – Rush Delivery	$30.00
Domestic Wire Fee (regular outgoing wire request)	$25.00
Express Wire Fee (for one-time wires – domestic wire fee of $25 plus rush fee of $10)	$35.00
Overnight Mailing Charge	$10.00
Returned Redemption Check (NSF)	$20.00
Statement Copy	$10.00
Stop Payment (Single or Range)	$30.00

The issuer has filed a registration statement (including a prospectus) (Registration Statement No. 333-182527) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at **www.sec.gov**. Alternatively, the issuer, any underwriter, or any dealer participating in the offering will arrange to mail you the prospectus if you request it by calling toll free (800) 433-4480.